Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation, Organization, or Formation
Ichor Holdings, Ltd.	Cayman Islands
Ichor Intermediate Holdings, Ltd.	Cayman Islands
Icicle Acquisition Holding Co-op	Netherlands
Icicle Acquisition Holding B.V.	Netherlands
Ichor Holdings Ltd.	Scotland
Ichor Systems Ltd.	Scotland
Ichor Holdings, LLC	Delaware
Ichor Systems, Inc.	Delaware
Ichor Systems Korea Ltd.	Korea
Ichor Systems Malaysia Sdn Bhd	Malaysia
Ichor Systems Singapore, PTE Ltd.	Singapore
Precision Flow Technologies, Inc.	New York
Ajax-United Patterns & Molds, Inc.	California
Cal-Weld, Inc.	California
Talon Innovations Corporations	Minnesota
Talon Innovations (FL) Corporation	Florida
Talon Innovations Korea	Korea
IAN Engineering Co., Ltd.	Korea